                        SECURITIES & EXCHANGE COMMISSION
                                 Washington, DC
                                 U.S.A.   20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                             Dated: October 30, 1998

                        Commission File Number: 0-13967



                          VERONEX TECHNOLOGIES, INC.
                -----------------------------------------------
                (Translation of Registrant's Name into English)

               #701-475 Howe Street, Vancouver, British Columbia
                               Canada   V6C 2B3
                -----------------------------------------------
                    (Address of Principal Executive Offices)

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)

Financial Statements

August 31, 1998, February 28, 1998 & 1997

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Balance Sheets
(In U.S. Dollars)

                                                                      August 31         August 31        February 28
                                                                           1998              1997               1998
                                                                     (unaudited)       (unaudited)          (audited)
ASSETS

Current Assets
Cash and short-term deposits                                          $  1,306,000     $  1,948,000      $  2,493,000
Accounts receivable                                                      2,016,000           50,000           130,000
Prepaid expense and advances                                                12,000           12,000            17,000
                                                                      -----------------------------------------------
                                                                         3,334,000        2,010,000         2,640,000

Software Acquisition and Integration Costs  (note 3)
(net of accumulated amortization of $2,000: 1997-$Nil)                   2,199,000        1,745,000         1,803,000

Resource Properties and Related Deferred
Costs (note 4)                                                              66,000           66,000            66,000

Fixed Assets and Depreciation (note 6)
(net of accumulated depreciation of $69,000: 1997-
$85,000)                                                                    55,000           16,000            24,000

Investments (note 5)                                                       152,000          150,000           152,000
                                                                      -----------------------------------------------
                                                                      $  5,806,000     $  3,987,000      $  4,685,000
                                                                      ===============================================

LIABILITIES

Current Liabilities
Accounts payable (note 7)                                             $    833,000     $    201,000      $    307,000

SHAREHOLDERS' EQUITY

Share Capital  (note 8)
 Authorized - 100,000,000 (1997 - 100,000,000)
  common shares without par value
 Issued - 6,996,159 (1997 - 6,395,501) common shares                    50,920,000       48,894,000        50,508,000
Deficit                                                                (45,947,000)     (45,108,000)      (46,130,000)
                                                                      -----------------------------------------------
                                                                         4,973,000        3,786,000         4,378,000
                                                                      -----------------------------------------------
                                                                      $  5,806,000     $  3,987,000      $  4,685,000
                                                                      ===============================================

APPROVED BY THE DIRECTORS

   "David A. Hite"         Director      Corporate History (note 1)


  "Sandra M. Milligan"     Director      Contingencies and Commitments (note 13)

                          - See accompanying notes -

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Statements of Shareholders' Equity
(In U.S. Dollars)


                                                                        Number of             Share
                                                                           Shares           Capital            Deficit
Balance - February 28, 1997          (audited)                          5,355,001      $ 47,628,000       $ 44,979,000

Issued on the exercise of options                                         530,500           270,000

Issued for subsidiary company                                             200,000           454,000

Issued for software technology                                            300,000           519,000

Issued as a finder's fee                                                   10,000            23,000

Loss for the period                                                                                            129,000

                                                                   ---------------------------------------------------

Balance - August 31, 1997            (unaudited)                        6,395,501    $   48,894,000       $ 45,108,000
                                                                   ===================================================

Balance - February 28, 1998          (audited)                          6,897,501    $   50,508,000       $ 46,130,000

Issued on exercise of options                                              98,658           412,000

Loss (income) for the period                                                                                  (183,000)

                                                                   ---------------------------------------------------

Balance - August 31, 1998            (unaudited)                        6,996,159    $   50,920,000       $ 45,947,000
                                                                   ===================================================

                          - See accompanying notes -

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Statements of Income (Loss)
(In U.S. Dollars)


                                                 Three months        Three months        Six months            Six months
                                                 ended August        ended August      ended August                 ended
                                                      31 1998             31 1997          31, 1998       August 31, 1997
                                                   (unaudited)         (unaudited)       (unaudited)           (unaudited)
Revenue
Software sales                                   $                   $   40,000        $  2,083,000       $       40,000
                                                 -----------------------------------------------------------------------

Total Revenue                                                            40,000           2,083,000               40,000
                                                 -----------------------------------------------------------------------
Expenses
Software marketing costs                              488,000                               727,000
Operating and administration                          582,000            90,000           1,197,000              195,000
Amortization of software acquisition
 and integration costs                                                                        2,000
Depreciation                                            8,000             1,000              11,000                2,000
Exploration costs                                       6,000             2,000               9,000               (3,000)
Interest                                                                                                           3,000
                                                 -----------------------------------------------------------------------

                                                    1,084,000            93,000           1,946,000              197,000
                                                 -----------------------------------------------------------------------
Other Expenses (Income)
Investing activities                                                     10,000                                   10,000
Interest                                              (18,000)           (4,000)            (46,000)             (38,000)
                                                 -----------------------------------------------------------------------

Total Expenses                                      1,066,000            99,000           1,900,000              169,000
                                                 -----------------------------------------------------------------------

Earnings (Loss) for the Period                   $ (1,066,000)       $  (59,000)       $    183,000       $     (129,000)
                                                 =======================================================================

Earnings (Loss) per Share                        $      (0.15)       $    (0.01)       $       0.03       $        (0.02)
                                                 -----------------------------------------------------------------------
Weighted Average Number of
 Shares                                             6,985,000         5,619,000           6,978,000            5,526,000
                                                 -----------------------------------------------------------------------
Fully Diluted Earnings (Loss) per
Share                                            $        N/A        $      N/A        $        N/A       $          N/A
                                                 -----------------------------------------------------------------------
Fully Diluted Weighted Average
Number of Shares                                          N/A               N/A                 N/A                  N/A
                                                 =======================================================================

                                                    - See accompanying notes -

Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Statements of Cash Flows
(In U.S. Dollars)


                                                   Three months      Three months        Six months         Six months
                                                   ended August      ended August      ended August       ended August
                                                       31, 1998          31, 1997          31, 1998           31, 1997
                                                    (unaudited)       (unaudited)       (unaudited)        (unaudited)
Cash Provided from (Used for)
Operating Activities
Earnings (loss) for the period                     $ (1,066,000)     $    (59,000)     $    183,000       $   (129,000)
Items not affecting cash:
 Amortization of software
  acquisition and integration costs                                                           2,000
  Depreciation                                            8,000             1,000            11,000              2,000
                                                   -------------------------------------------------------------------
                                                     (1,058,000)          (58,000)          196,000           (127,000)


Changes in non-cash working
 capital items:
 Accounts receivable and prepaid
  expense                                                 5,000            60,000        (1,881,000)           (28,000)
 Accounts payable                                       201,000          (708,000)          526,000           (643,000)
                                                   -------------------------------------------------------------------

                                                       (852,000)         (706,000)       (1,159,000)          (798,000)
                                                   -------------------------------------------------------------------
Financing Activities
Share capital issued for cash                            53,000           270,000           412,000            270,000
                                                   -------------------------------------------------------------------

                                                         53,000           270,000           412,000            270,000
                                                   -------------------------------------------------------------------
Investing Activities
Software acquisition and integration
 costs, net                                                              (420,000)         (396,000)          (729,000)
Fixed assets                                            (41,000)                            (41,000)
                                                   -------------------------------------------------------------------

                                                        (41,000)         (420,000)         (437,000)          (729,000)
                                                   -------------------------------------------------------------------
Changes in Cash and Short-Term
 Deposits                                              (840,000)         (856,000)       (1,184,000)        (1,257,000)
Cash and Short-Term Deposits
 Opening Balance                                      2,146,000         2,804,000         2,490,000          3,205,000
                                                   -------------------------------------------------------------------

 Closing Balance                                   $  1,306,000      $  1,948,000      $  1,306,000       $  1,948,000
                                                   ===================================================================

                           -See accompanying notes-


Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Statements of Cash Flows
(In U.S. Dollars)

                                                   Three months       Three month        Six months         Six months
                                                   ended August      ended August      ended August       ended August
                                                       31, 1998          31, 1997          31, 1998           31, 1997
                                                    (unaudited)       (unaudited)       (unaudited)        (unaudited)
Filing and other fees                              $      4,000     $       1,000      $      4,000       $      2,000
Foreign exchange                                         20,000                              25,000             (8,000)
Management salaries                                      15,000            15,000            30,000             30,000
Management and secretarial fees                                             6,000                               12,000
Office expenses                                         200,000             9,000           335,000             60,000
Professional fees                                       208,000             9,000           397,000            (22,000)
Shareholder relations                                   108,000            23,000           321,000             66,000
Transfer agent fees                                       2,000            10,000             6,000             12,000
Travel                                                   25,000            17,000            79,000             43,000
                                                   -------------------------------------------------------------------
Total Administrative Expenses                      $    582,000     $      90,000      $  1,197,000       $    195,000
                                                   ===================================================================


VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

1.  CORPORATE HISTORY

On January 14, 1997, the Company entered into a Property Purchase Agreement ("the Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an automated information manager and information management application system including a source program analyzer (collectively referred to as the "I|Nova System").

The terms of the Agreement provide for the Company to issue up to 12,000,000 shares of its common stock to acquire the I|Nova System contingent on the future revenues earned from I/Nova System licensing fees. Pursuant to the terms of the Agreement, up to 6,500,000 of these shares may be issued to Mr. Price. A further 3,500,000 shares have been reserved for contingent issue to Promax Conceptual Strategies ("Promax"), a California company of which Mr. Price was the majority shareholder and 2,000,000 shares have been allocated to the Company's 1997 Contingent Stock Option Plan. These shares are to be issued on a contingent basis. The Company paid $20,000 on signing the agreement and issued 100,000 shares of its capital stock to Mr. Price, and the remaining 6,400,000 shares will be issued to Mr. Price based on an earn-out formula contingent upon future revenues generated from licensing sales and maintenance contracts of the I|Nova System.

Effective January 14, 1997, the board of directors of Promax approved an agreement to merge Promax with and into a yet to be incorporated wholly-owned Subsidiary of the Company. On August 15, 1997, the Company incorporated in the State of California, a wholly-owned Subsidiary, PCS Acquisition Corp., ("PCS"), for the purpose of completing the merger with Promax. Approval of the merger by the shareholders of Promax was obtained in August of 1997, and the merger documents were filed with the California Secretary of State in September of 1997. PCS had no assets, liabilities or operations at February 28, 1998.

A finders fee will also be payable pursuant to the rules, policies and guidelines of the regulatory authorities. The Company has also agreed to employ Mr. Price for a period of five years at a salary of $120,000 per year.

By agreement dated August 1, 1997, the Company has acquired 100% of the issued and outstanding shares of Mainstream Technologies, Inc., ("Mainstream"), a company incorporated in the State of California. As consideration for the acquisition of Mainstream the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company also agreed to employ the vendor for a period of two years at a salary of $90,000 per year. The acquisition costs of Mainstream have been included in Software Acquisition and Integration Costs (Note #3). These consolidated financial statements include the assets and liabilities of Mainstream as of May 31, 1998 and February 28, 1998 and the operations of Mainstream for the periods March 1, 1998 to May 31, 1998 and August 1, 1997 to February 28, 1998.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

1.  CORPORATE HISTORY (Cont.)

By agreement dated August 1, 1997, the Company acquired exclusive rights to software technology known as the ArchiData System, ("ArchiData"). As consideration for the acquisition of ArchiData the Company issued 200,000 of its shares at a deemed value of US $2.26875 per share. The Company has also agreed to employ the vendor for a period of two years at a salary of $90,000 per year. The acquisition costs of the ArchiData System have been included in Software Acquisition and Integration Costs (Note #3).

Effective December 4, 1997, the Company formally changed its name to Veronex Technologies, Inc.

As of August 31, 1998, the Company has signed four Strategic Alliance Agreements to license the I|Nova System. The terms of the agreements provide for license fees of between $2,000,000 and $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|Nova System by the Licensees to their clients. The Licensees are also required to share all gross revenues on a ratio ranging from 50% to 65% to Veronex, and 50% to 35% to the Licensees, until Veronex receives the entire license fee. Thereafter, the revenues generated by the use and/or sub-licensing of the I|Nova System by the Licensees to their clients will be shared on a ratio of 65% of all gross revenues to the Licensees, and the remaining 35% of all gross revenues to Veronex. As of August 31, 1998, Veronex has recorded $2,000,000 of revenue under a Strategic Alliance Agreement with Agiss Software Corporation ("Agiss"). (See Note #13 - Contingencies and Commitments). This revenue has been included in accounts receivable of $2,016,000, and is secured by Agiss common stock.

During the past several years, the Company has been a party to a number of legal actions and appeals to court decisions, all arising out of an arbitration panel award (the Arbitration Award), that resulted in the transfer of the Company's interest in the Enim Oil Project in Indonesia to its former joint venture partner Triton Energy Corporation ("Triton"), and/or its affiliates. The Company fully provided for its interest in the Enim Project during the year ended February 28, 1995.

During the year ended February 28, 1997, the Company settled the lawsuits against its former attorneys and received a net cash payment of $5.2 million in complete settlement of all complaints and cross-complaints against these attorneys. As a result of a continuing action by Triton to enforce the remaining balance of its arbitration award claim against the Company for approximately $765,000 in connection with the Arbitration Award, $1.2 million of cash was lodged with the US District Court for the Central District of California pending a determination of Nordell's, (the Company's Subsidiary), obligation to pay the Arbitration Award. On May 16, 1997, the US District Court approved the application of these funds to retire the remaining Triton liability. Triton was paid and the remaining funds were returned to the Company on June 11, 1997.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

     The Company is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada. Application of United States generally accepted accounting principles would not result in any material differences to the consolidated financial statements.

Principles of Consolidation
---------------------------

     These consolidated financial statements include the accounts of the Company, and its subsidiaries (all of which are wholly owned) which are listed below. Intercompany transactions and balances have been eliminated in consolidation.

        Align Energy, Inc.
        Bonaparte Resources, Ltd.
        High River Industries, Ltd.
        Mainstream Technologies Inc. ("Mainstream")
        Nordell International Resources Ltd. ("Nordell")
        PCS Acquisition Corp. ("PCS")
        Richport Resources Ltd. ("Richport")
        Veronex Resources, Inc.

Resource Properties
-------------------

     Costs related to the acquisition of mineral properties are capitalized. Mineral exploration costs are expensed in the year incurred. If it is determined that a prospect contains economically recoverable reserves, all costs relating to that prospect for the current and subsequent years, including expenses net of revenues during the start-up phase, are capitalized until the prospect is capable of sustained operations at commercial production levels. These capitalized costs, together with property acquisition and ongoing development costs, are amortized on a unit-of-production method based on the estimated life of the ore reserves.

     Management reviews annually the carrying value of the interest in each property and, where necessary, properties are written down to fair market value.

Investments
-----------

     Investments are recorded at cost unless there is a decline in market value that is other than temporary.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue Recognition
-------------------

     The Company recognizes revenue in accordance with the American Institute of Certified Public Accountant Statement of Position 97-2 for software revenue recognition, which requires that license fee revenues are recognized upon evidence of a license agreement and delivery of software if there are no significant implementation or installation obligations, collection of the receivable is probable, the license fees are fixed or determinable and the product has been accepted by the customer.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

Financial Instruments
---------------------

     Financial Instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as a liability.

Currency Translation
--------------------

     The Company uses the temporal method of currency translation, as applied to integrated international operations, for translating the Company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

Earnings (Loss) Per Share
-------------------------

     Income (loss) per share computations are based on the weighted average number of shares outstanding during the year.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) was issued effective for periods ending after December 15, 1997. There is no impact on the Company's financial statements from adoption of SFAS 128.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation Policy
-------------------

     The Company provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. The Company is capitalizing all costs related to integrating the various components of its I/Nova software system as Software Acquisition and Integration Costs and will continue to do so until licensing sales reach commercial levels. Thereafter, all costs associated with the production and marketing of the Company's software system will be charged to operations. Capitalized costs will be amortized based on current and future revenues for the product with an annual minimum amount equal to the straight-line amortization over the remaining estimated economic life of the product.

Cash Equivalents
----------------

     For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Concentration of Credit Risks
------------------------------

     Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash accounts at two financial institutions. At August 31, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $1,200,000. At February 28, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $1,800,000. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

3.  SOFTWARE ACQUISITION AND INTEGRATION COSTS

Software acquisition and integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products into the I/Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis, based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

3.  SOFTWARE ACQUISITION AND INTEGRATION COSTS (Cont.)

                                                    August 31, 1998   August 31, 1997
                                                    ---------------   ---------------
  Costs to acquire the components:

   The I|Nova System                                     $   86,000        $   86,000

   The ArchiData System                                     454,000           454,000

   The infrastructure (Mainstream)                          409,000           409,000

  Costs to integrate the components:


   Personnel                                                895,000           334,000
   Office and related                                       355,000           191,000
                                                    ---------------------------------
                                                         $2,199,000        $1,745,000
                                                    =================================

4.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS

a.  Details of mineral property are as follows:


                                                    August 31, 1998   August 31, 1997
                                                    ---------------   ---------------
     Alexander Star Claims, San Bernardino County        $   66,000        $   66,000
                                                    =================================

b.   Details of Oil Properties are as follows:

     Through an agreement with the Indonesian State Oil and Gas Company ("Pertamina"), the terms of which extended to October 28, 1996, the Company was granted an interest in certain oil and gas properties known as the Enim Oil Project on the Island of Sumatra, Indonesia.

     By an agreement dated October 7, 1988, effective for the period October 1, 1988, the Company farmed out 60% of its interest in the Enim Oil Project to Triton Indonesia, Inc., ("Triton") and Triton Oil ("NZ") Limited. Under the terms of the Farmout Agreement, the Company was required, after Triton's investment of $24 million cash, to bear its participating share of costs and expenses.

     In November 1989, Triton claimed that its obligation to fund $24 million of cash contributions had been satisfied and that the Company would be responsible for bearing its share of future costs and expenses to maintain its 40% working interest in the Enim Oil Project. The Company disputed the operator's assertion regarding its cash obligation and other matters and demanded an arbitration

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

4.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)

       hearing to resolve the dispute. While the arbitration proceedings were pending, certain additional information came to the Company's attention which caused the Company to refuse to make further cash payments commencing June 1990.

       On December 13, 1990, the Arbitration Panel rendered its decision on the dispute between the Company and Triton regarding the Enim Oil Project ("the Arbitration Award"). The Arbitration Award reduced the Company's interest in the Enim Oil Project, effective October 1, 1990, to a 5% net profits interest as defined, and awarded costs and expenses of approximately $931,000 to Triton. Payment of the awarded costs and expenses was due on January 31, 1991. The Company filed a motion before the US District Court to vacate the award. However, on February 27, 1992, the US District Court entered a final judgement in favor of Triton.

       Veronex and Nordell appealed the Arbitration Award to the United States Court of Appeals for the Ninth Circuit. On July 23, 1993, the United States Court of Appeals affirmed the Arbitration Award against the Company's subsidiary, Nordell International Resources, Ltd., reversed the Arbitration Award against the Company's subsidiary, Nordell International Resources, Ltd., reversed the Arbitration Award against the Company and remanded certain issues to the U.S. District Court for further proceedings to determine if the Company had either consented to the arbitration panel determining its status as Nordell's alter ego or had acted, in fact, as Nordell's alter ego.

       On May 31, 1994, the US District Court ruled that the Company was not the alter ego of Nordell and, thus, the Company is not liable for the approximately $931,000 awarded against Nordell.

       On May 3, 1996, the Ninth Circuit Court of Appeals issued an Order affirming the US District Court Order of May 31, 1994, which found that the Company is not the alter ego of Nordell and that the Company is not bound by the Arbitration Award. However, Triton attempted to pursue its litigation against the Company in US District Court in Texas as noted below.

       On June 15, 1994, Triton filed a malicious and vindictive lawsuit against Veronex in Texas. The lawsuit sought to have Veronex held responsible for Nordell's performance under the Farmout Agreement pursuant to an alleged guarantee by Veronex and claims, among other things, that Veronex should be held liable for the Arbitration Award. The Company defended the lawsuit based on the findings in the May 31, 1994 Order of the US District Court in California which found that Veronex was not a party to the arbitration, was not an alter ego of Nordell and was not liable to pay for the Arbitration Award. On December 6, 1996, the US Court of Appeals for the Fifth Circuit issued an Order which specifically found that the document which Triton alleged to be a guarantee was not a guarantee.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by Management in U.S. Dollars)

4.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)

     On February 21, 1997, the US District Court for the Northern District of Texas filed an Order of Stipulation of Voluntary Dismissal, dismissing without prejudice, Triton's lawsuit against the Company. Triton knowingly filed this lawsuit in Texas against the Company having already lost a lawsuit in California based on similar evidence and facts. Further, as noted below, Triton lost its lawsuit against a director of the Company.

     Triton commenced a separate lawsuit in Texas State Court, against a director of the Company to collect the Arbitration Award from that director. On August 9, 1995, the US District Court issued a judgement against the director. The judgement was appealed to the Fifth Circuit Court of Appeals.

     The Company agreed to fully indemnify the director against any losses incurred with respect to that action. On December 6, 1996, the Fifth Circuit Court of Appeals issued an Order reversing the judgement against the director, thereby relieving the director of any liability for the Arbitration Award.

     On August 22, 1997, Veronex, Nordell and David A. Hite, filed a malicious prosecution lawsuit against Triton et al. The outcome of this lawsuit is not determined at this time.

     On June 24, 1992, the Company filed a malpractice lawsuit against its former attorneys seeking $100 million in damages. These law firms, which represented Nordell in the Arbitration proceeding, filed cross-complaints seeking payment of certain legal bills and expenses in the amount of approximately $360,000. These law firms entered into settlement agreements with the Company and subsequently dropped their cross-complaints against the Company for unpaid legal bills. The Company recorded the net proceeds from these settlement agreements as a gain of $5,200,000 during the year ended February 28, 1997.

     The malpractice litigation provided the Company with the opportunity to obtain certain documents from KPMG Peat Marwick (KPMG) relating to KPMG's resignation as Triton's independent auditors. Specifically, the Company was able to obtain a copy of KPMG's management letter dated October 14, 1991, which disclosed that KPMG had performed an independent inspection of the physical inventory in Indonesia in May 1991.

     The KPMG management letter disclosed that KPMG had discovered an inventory shortage of approximately $5.3 million, which existed in Indonesia as of May 31, 1991. Management believes that this $5.3 million of inventory shortage is a material amount in relation to the Arbitration Award, the arbitration calculations, Triton's revenues for fiscal 1991, and Triton's net income for fiscal 1991. Triton failed to disclose this material fact of the inventory shortage in its Form 10-K filed with the Securities and Exchange Commission. Triton also failed to inform the Arbitration Panel of this material fact. The fact is particularly relevant to the arbitration because the arbitration panel

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by Management in U.S. Dollars)

4.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)

     based its monetary calculations for the Arbitration Award on the KPMG report of September 30, 1990, which is in the same fiscal period as the inventory shortage discovered by KPMG. In management's view, the accounting rules and regulations, both in the accounting profession and in the Securities Act, pertaining to a difference between the inventory on the books and the actual physical inventory that can be verified by an independent inspection are well defined. In the opinion of management, the inventory shortage as of May 31, 1991 of $5.3 million is material to the Arbitration Award, material to Triton's gross revenues and Triton's net profits and should have been disclosed to the Arbitration Panel and in Triton's financial statements in its annual report of Form 10K.

c.   US Securities and Exchange Commission Enforcement Action Against Triton

     The following information is extracted from a US Securities and Exchange Commission (SEC) Enforcement Section Release dated February 27, 1997.

     The SEC instituted administrative proceedings against David Gore, Robert Puetz, both former officers of Triton Energy Corporation ("Triton Energy"), and William McClure and Robert P. Murphy, both former officers of Triton Energy's subsidiary, Triton Indonesia, Inc., ("Triton Indonesia"). The SEC's Order finds that during the years 1989 and 1990, Triton Indonesia senior officers authorized numerous improper payments to Indonesia's government employees for the purpose of influencing their decisions affecting the business of Triton Indonesia. The SEC's Order finds that these payments were made in violation of the Foreign Corrupt Practices Act.

     The Order finds that Murphy, Triton Indonesia's controller, knowingly participated in creating and recording false entries in Triton Indonesia's books and records. According to the SEC's Order, McClure, Triton Indonesia's commercial manager, failed to assure that the entries prepared by Murphy accurately reflected the underlying transactions. The SEC's Order also finds that Gore, formerly Triton Energy's president and a director, and Puetz, formerly Triton Energy's senior vice president of finance and chief financial officer, each received information indicating that Triton Indonesia was engaged in conduct that was potentially unlawful, but took no action to initiate an investigation of the serious issues raised by Triton Energy's internal auditor.

     Without admitting to or denying the SEC's findings, the respondents consented to cease and desist from: causing any violation of Section 13 (b)
     (2)(A) of the Exchange Act (Gore, Puetz, Murphy and McClure); causing any violation of Section 30A of the Exchange Act (Gore and Puetz); and violating Exchange Act Rule 13b2-1 (McClure and Murphy).

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by Management in U.S. Dollars)

4.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)

     On February 27, 1997, the SEC filed a complaint in the United States District Court for the District of Columbia against Triton Energy, Keever and McAdoo, both former senior officers of Triton Indonesia. The SEC's complaint alleges that McAdoo and Keever authorized numerous improper payments to Roland Siouffi, Triton Indonesia's business agent acting as an intermediary between Triton Indonesia and Indonesian government agencies, knowingly or recklessly disregarding the high probability that Siouffi either had or would pass such payments along to Indonesian government employees for the purpose of influencing their decisions affecting the business of Triton Indonesia. The complaint alleges that these payments were made in violation of the Foreign Corrupt Practices Act. According to the complaint, McAdoo and Keever together with other Triton Indonesian employees, also concealed these transactions as routine business expenditures. The SEC seeks permanent injunctions and civil monetary penalties from each of the three defendants.

     Simultaneous with the filing of the complaint, defendant Triton Energy consented, without admitting to or denying the allegations, to the entry of a Final Judgement that permanently enjoins it from violating the books and records and internal controls provisions of the Securities Act of 1934 (Exchange Act), and orders Triton Energy to pay a $300,000 penalty. Defendant Keever also consented, without admitting or denying the allegations, to the entry of a Final Judgement that permanently enjoins him from violating the foreign corrupt practices and books and records provisions of the Exchange Act, and orders Keever to pay a $50,000 penalty.

     On August 22, 1997, Veronex, Nordell and David A. Hite filed a malicious prosecution lawsuit against Triton et al., in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud, the lawsuit seeks damages, punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim Oil Project joint venture. This lawsuit has been removed to the US District Court, Central Division of California and is awaiting further instruction from the court. The outcome of this litigation cannot be predicted at this time.

d.   The Congress Property in British Columbia, Canada.

     The Company has sold its 50% interest in the Congress Gold Property to Yucca Gold, Inc., ("Yucca Gold"), in exchange for 3.4 million shares in Yucca Gold. All costs associated with the Congress Gold Property, have been written off in previous years. Yucca Gold is a private company whose shares have no market value. Accordingly no value has been assigned to this transaction. The Company will retain a 5% net smelter interest in the Congress Gold Property.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by Management in U.S. Dollars)

4.  RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)

e.   The Alexander Star Claims in California, USA

     (i) On July 12, 1995, the Company entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander Star Claims, in Avawatz Mining District, San Bernardino County, California, subject to a 4% net smelter return. The Company has issued 100,000 common shares at a value of $66,000 as consideration for the acquisition. The Company has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000.

     (ii) On November 20, 1995, the Company entered into an Agreement with a group, including a director of the Company and others related to the director, to acquire a 50% interest in eight placer mining claims in the Avawatz Mining District, San Bernardino, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $350,000 on exploration work by December 31, 1999.

     (iii) Also on November 20, 1995, the Company entered into an agreement with a group, including a director of the company and others relating to the director, to acquire a 25% interest in one placer mining claim in the Avawatz Mining District, San Bernardino County, California, subject to a 5% net smelter return. To earn this interest, the Company must expend $50,000 on exploration work by December 31, 1999.

     (iv) As of August 31, 1998, the Company has incurred $68,000 (1997 - $54,000) in exploration costs on these properties.

5.  INVESTMENTS

                                   August 31, 1998                  August 31, 1997
                                   ---------------                  ---------------
                              Number              Market       Number                Market
                           of Shares      Cost     Value    of Shares       Cost      Value
                          -----------------------------------------------------------------
EMB Corporation               50,000   150,000   150,000       50,000    150,000    150,000

Semper Resources Ltd.          5,000     2,000     2,000
                          -----------------------------------------------------------------
                                       152,000   152,000                 150,000    150,000
                          =================================================================

6.  DEPRECIATION

The Company capitalized the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation.

The assets, costs, depreciation expense, and accumulated depreciation at August 31, 1998 and 1997 are as follows:

                                                                                Accumulated
                                      Cost            Depreciation Expense      Depreciation
                                  1998        1997       1998      1997        1998       1997
                              ----------------------------------------------------------------
Furniture and equipment       $ 59,000    $ 66,000    $ 3,000    $1,000     $40,000    $61,000
Computer equipment              65,000      35,000      8,000     1,000      29,000     24,000
                              ----------------------------------------------------------------
                              $124,000    $101,000    $11,000    $2,000     $69,000    $85,000
                              ================================================================


7.  ACCOUNTS PAYABLE

                                                       August 31, 1998       August 31, 1997
                                                       -------------------------------------
Legal fees
  Arbitration with former employees (Note #14)         $       300,000
  Other                                                                      $        60,000
Accrued management salaries                                    350,000                72,000
Trade and other                                                183,000                69,000
                                                       -------------------------------------
                                                       $       833,000       $       201,000
                                                       =====================================

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

8.  SHARE CAPITAL

a. The authorized share capital of the Company is 100,000,000 shares without par value.

Issued or allotted:                       August 31, 1998            August 31, 1997
                                   -------------------------------------------------------
Balance - beginning of period       6,897,501    $50,508,000   5,355,001       $47,628,000

Issued on exercise of options          98,658         412000     530,500           270,000

Issued for software technology                                   300,000           519,000

Issued for subsidiary company                                    200,000           454,000

Issued as a finders fee                                           10,000            23,000
                                   -------------------------------------------------------
Balance - end of period             6,996,159    $50,920,000   6,395,501       $48,894,000
                                   =======================================================

During the six month period ended August 31, 1998, the Company issued 98,658 shares at an average price of Cdn$6.01 for proceeds of Cdn $593,297 on the exercise of share purchase options.

During the six month period ended August 31, 1997, the Company issued 530,500 shares on the exercise of options at an average price of Cdn $0.70 for total proceeds of Cdn $373,920.

b. Common share purchase options are outstanding expiring at various dates to August 13, 2003 for 450,000 (1997-5,000) common shares at prices between Cdn $3.73 and Cdn $10.44 per share.

Outstanding stock options as of:              August 31, 1998     August 31, 1997
                                            -------------------------------------
Exercise price:
  Less than Cdn$6.00 per share                      100,000             5,000

  Between Cdn$6.00 and Cdn$8.00 per share           275,000

  Between Cdn$8.00 and Cdn$10.00 per share           65,000

  Greater than Cdn$10.00 per share                   10,000
                                             ------------------------------------
                                                    450,000             5,000
                                             ====================================

c. During the six month period ended August 31, 1998, the Company granted 50,000 share purchase options (1997 - 5,000) at prices ranging between Cdn$5.94 and Cdn$10.44 expiring on various dates to August 13, 2003. During the six month period ended August 31, 1998, 98,658 (1997 - 530,500) share purchase options were exercised.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

8.  SHARE CAPITAL (Cont.)

d. On September 12, 1997, the Company entered into a financing agreement with Robb, Peck McCooey Clearing Corp, ("Robb Peck"). The agreement allowed Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000 shares were issued at a price of US$4.00 per share, for net proceeds of $1,614,000.

   Attached to the shares are 502,000 transferable share purchase warrants exercisable at a price of US $8.00 per share for a five year period commencing after the final closing of the offering These warrants may be redeemed by the Company at US $0.10 per warrant subject to certain conditions and approvals.

   In addition the Company has issued 100,400 placement agent's share purchase warrants exercisable at a price of US $4.00 per share for a five year period commencing after the final closing of the offering. On May 12, 1998, the Company cancelled the placement agent's warrants at the order of the British Columbia Securities Commission. The Company sought a Discretionary Order which would allow the Company to reissue these warrants. The Discretionary Order has been granted and it is the Company's intention to compensate the placement agent by re-issuing the placement agent's share purchase warrants.

e. As mentioned in Note #1, 2,000,000 shares of the 12,000,000 shares to be issued contingent on revenue, for the acquisition of the I|Nova System have been allocated to the Company's 1997 Contingent Stock Option Plan. As of August 31, 1998, 1,449,000 of these contingent options have been allocated at an average exercisable price of Cdn $3.73 to personnel involved in the integration and marketing of the I|Nova System.

9.  INCOME TAXES

The Company has adopted the provisions of SFAS No., 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of compensation expense related to the issuance of stock options.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

9.  INCOME TAXES (Cont.)

No income taxes are currently payable. The Company and its Subsidiaries have approximately $18,500,000 of Canadian and foreign resource property expenditures and reported losses available to reduce taxable income in future years. Future tax benefits relating to these amounts have been eliminated by the application of a valuation allowance.

10.  SEGMENTED INFORMATION

During the year ended February 29, 1996, the Company entered into three agreements to acquire interests in 13 placer mining claims. All of the claims are located in the Avawatz Mining District, San Bernadino County, California, USA.

Prior to January 14, 1997, the Company's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995, by a charge to operations (see Note #4).

During the year ended February 28, 1997, the Company entered into an agreement to acquire certain software technology ("the I|Nova System") as explained in Note #1.

During the year ended February 28, 1998, the Company entered into an agreement to acquire additional software technology ("the ArchiData System"). In addition, during the year ended February 28, 1998, the Company entered into an agreement to acquire a software development company ("Mainstream Technologies, Inc."), both acquisitions are explained in Note #1. As of February 28, 1998, the Company's major business effort is directed toward the development and licensing of its software systems.

11.  RELATED PARTY TRANSACTIONS

a. During the six month period ended August 31, 1998, management and secretarial fees of $Nil (1997-$12,000) were paid to a company controlled by a director of the Company.

b. During the six month period ended August 31, 1998, accounting fees of $Nil (1997-$2,000) were paid to an officer of the Company.

c. During the six month period ended August 31, 1998, salaries of $11,000 (1997 - $Nil) were paid to an officer of the Company.

d. Included in accounts payable is approximately $387,000 (1997 - $72,000) payable to an officer of the Company under the terms of an employment contract and for reimbursement of services. (See Note #13-Contingencies and Commitments)

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

12.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

a. Statement of Financial Accounting Standards No., 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), was made effective for the period beginning after December 15, 1995. Under this standard, management of the Company must review the net carrying value of each mineral property for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     Since the Company has not yet completed a feasibility study with respect to its mineral property, information required to calculate the estimated future cash flows as required under SFAS 121, is not yet available. However, management reviews the carrying value of the property through its ongoing program of exploration for commercially viable mineral reserves.

b. The Company has elected to follow Accounting Principles Board Opinion No., 25, "Accounting for Stock Issued to Employees" (APB 225) and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting under SFAS 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals that of the market price of the underlying stock at the date of grant, no compensation expense is recognized.

     The fair value for options granted during the year ended February 28, 1998, is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998:

       - risk-free interest rates of between 5.42% and 5.93%
       - dividend yield of 0%
       - volatility factors of the expected market price of the Company's stock of 80%
       - an expected life of the option of one and one-half years

 Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective inputs assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

 For pro forma disclosure, the estimated fair value of the option is amortized to expense in the period the option is granted. For the six month period ended August 31, 1998, the Company's pro forma net loss has been calculated to be $121,000. Pro forma fully diluted loss per share for the six month periods ended August 31, 1998, and August 31, 1997, have not been calculated as they would be anti-dilutive.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

12. IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

c.  New Technical Pronouncements

  In February 1997, SFAS No., 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No., 129 effective with the fiscal year ended February 28, 1998.

  In June 1997, SFAS No., 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No., 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No., 130 is not expected to have a material impact on the Company's financial statements.

  In June 1997, SFAS No., 131, "Disclosures about Segments of an Enterprise and Related Information" was issued effective for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No., 131, effective with the fiscal years ended February 28, 1998. Adoption of SFAS No., 131 is not expected to have a material impact on the Company's financial statements.

13. CONTINGENCIES AND COMMITMENTS

a. The Company has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.

b. The Company has employment contracts, including those referred to in Note #1, totaling $1,148,000 with personnel involved in the development, integration and marketing of the I|Nova System.

c. The Company leases office facilities in Santa Ana, California under operating leases expiring in September 1999. Minimum future rental payments under the lease are:

         Year Ending                                              Amount
         -----------                                              ------
         September 30, 1998                                      $ 2,640
         September 30, 1999                                       33,545
                                                                 -------
         Total                                                   $36,185
                                                                 =======

     Other office facilities in California and Vancouver, Canada are rented on a month to month basis.

VERONEX TECHNOLOGIES, INC.
(Formerly International Veronex Resources Ltd.)
Notes to Interim Consolidated Financial Statements
As at August 31, 1998 and 1997
(Prepared by management in U.S. Dollars)

14. LITIGATION AND ARBITRATION PROCEEDINGS WITH FORMER EMPLOYEES

The Company has commenced litigation proceedings and become a party to arbitration proceedings against certain of its former employees. In the litigation, the Company has alleged, among other causes of action, that the party defendants misappropriated the Company's intellectual property. In such litigation, the Company was granted a temporary restraining order against the party defendants. Further, the Company believes that the issues raised in the arbitration proceedings are inextricably intertwined with the matters that are the subject of the litigation. Subsequent to August 31, 1998, all of such litigation and arbitration proceedings were resolved. The Company is also a collateral defendant in certain litigation proceedings brought by a former minority shareholder of a company acquired by Veronex in 1997.

15. RISKS AND UNCERTAINTIES

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex Technologies, Inc., (the "Company") discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation estimation and other expression not relating to historical facts and circumstances.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

General
-------

Veronex Technologies, Inc. (hereinafter referred to as "Veronex" or the "Company" and formerly known as International Veronex Resources Ltd.) was founded in 1974 in the Province of British Columbia, Canada. Veronex is a Canadian company with operations in Canada and the United States of America. Veronex began as a diversified natural resource company; however, through a series of acquisitions explained below, the Company has evolved into a computer software company. Veronex designs, develops, licenses and supports enterprise wide software for complete "business systems" application development and implementation. The Company's I|NOVA System is a fully integrated business application development system for enterprise resource planning. The entire I|NOVA SYSTEM has been ITAA *2000 Certified.

On January 14, 1997, Veronex acquired the worldwide rights to an automated information management system and application manager technology (a portion of which was formerly known as the "M-5 System"). On December 4, 1997, the Company changed its name to Veronex Technologies, Inc. to reflect the Company's transition to the computer software industry.

On January 14, 1997, the Company entered into a Property Purchase Agreement (the "Agreement") with Thomas J. Price, a software developer, to acquire certain software technology including, but not limited to, an information management application system, including a source program analyzer (collectively referred to as the "I|NOVA System"). The terms of the Agreement initially provided for Veronex to pay a fee of $20,000 and to issue up to twelve million (12,000,000) shares of Common Stock to acquire the I|NOVA System. Veronex issued 100,000 shares of its common stock and was to issue the balance of the shares of common stock based on an earn-out formula, contingent upon future revenues generated from licensing sales and maintenance contracts of the I|NOVA System. A finder's fee will be payable pursuant to the rules, policies and guidelines of the regulatory authorities.

Effective the same date, the Agreement was amended to reduce to 5,500,000 the number of shares of Common Stock to be issued based on the contingent earn-out formula. Of such reduction, 3,500,000 shares were reserved for contingent issuance to ProMax Conceptual Strategies, a California corporation of which Mr. Price was the majority shareholder; the balance of the 2,000,000 contingent earn-out shares were allocated to the Company's 1997 Contingent Stock Option Plan, which shares are also to be issued on a contingent basis. Effective as of January 14, 1997, the board of directors of ProMax approved an agreement to merge ProMax with and into PCS Acquisition Corp., a California corporation and wholly-owned subsidiary of the Company. Approval by the ProMax shareholders was obtained in August of 1997, and the merger documents were filed with the California Secretary of State's office in September of 1997.

Effective August 1, 1997, the Company acquired additional, complementary software technologies through two additional transaction:

     (i) a Property Purchase Agreement with Terry G. Goodbody, a software developer; and

     (ii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of the Company.

As a result of these transactions, the Company acquired the I|NOVA System computer software technology. Subsequently, the Company spent several months integrating the system for the alternative future use of solving the Year 2000 computer problem. The software technology for the Year 2000 solution is very unique and a patent application was filed in August 1997 to protect its unique capabilities.


I|NOVA SYSTEM TECHNOLOGY
------------------------

At the beginning of 1997, the Company redirected its business focus, becoming a computer software development and publishing company with a fully integrated enterprise wide business application development system, the I|NOVA System.

The Company's goal is to establish Veronex as the enterprise wide software supplier of choice for business applications. Management believes that the I|NOVA System's unique features provide users of mainframe, mini and micro-computers with greater application programming flexibility and responsiveness than any other computer business application software currently available.

Computer systems worldwide are presently faced with a software crisis commonly referred to as the Year 2000 computer problem or Y2k problem. The Y2k problem was created by computer software programmers attempting to save space in computer memory in the very early days of the information age. Programmers expressed the date as six (6) digits for MM,DD,YY or 00-00-00 instead of eight
(8) digits for MM,DD,YYYY or 00-00-0000. Consequently, computers were programmed to always assume the century was 1900. The effect of this programming decision will be a complete disruption in all date sensitive computations in business application systems worldwide at century's end. When January 1, 2000 arrives and the YY rolls over to 00, computers will believe that the century date is 1900 instead of 2000. The impact will be to cause all date sensitive computations to be off by 100 years. Medicare and Social Security retirement benefit payments are just two of the areas of date sensitive computations that will be affected by the Y2k problem.

The Y2k problem provides Veronex with a unique marketing opportunity for its I|NOVA System because all business software systems worldwide will need to be repaired, re-engineered or replaced to fix the Y2k problem. Unlike other Y2k solutions, Veronex's I|NOVA System goes one step further - fully upgrading the business application system, providing an actual return on an investment made by a business to solve its Y2k problem.

The I|NOVA System includes:

     (i) the I|NOVA Approach Methodology, which details all steps necessary to create new systems using a data driven, re-engineering approach. Following this planned approach, Database Architectures, Data Warehouses, Application Systems Architectures and Network Architecture may be rapidly created and put into production in less than 60 days.

     (ii) the I|NOVA DataCentric Analyzer, which was designed to solve COBOL-based legacy code problems, including Y2k. The DataCentric Analyzer automates the process of performing inventory, assessment, analysis, repair, revitalization (by source code reduction), conversion and testing of legacy source code at extremely high speed.

     (iii) the I|NOVA RapidApplication Development System, a "NoCode" application software development system (the "Rapid Application Development System") with a capability that takes the first step in software development beyond legacy source code problems, including Y2k. The Rapid Application Development System offers users the opportunity to create and migrate the enterprise to a new generation of codeless software technology.

     (iv) an I|NOVA Application Manager (the "AppManager"), which has the capability to turn functional business applications into operational applications, on any platform from mainframe to PC.

The I|NOVA System technology was over 20 years in development and has been successfully installed at many corporations.

Effective February 1, 1998, the Company signed its first Strategic Alliance Agreement to License the I|NOVA System to VentureTech 2000, Inc. The terms of the agreement provide for a license fee of $2,500,000 to be paid out of the revenues generated by the use and/or sub-licensing of the I|NOVA System by VentureTech 2000 to its clients. VentureTech 2000 is also required to share all gross revenues on a ratio of 65% to Veronex and 35% to VentureTech 2000 until Veronex receives the entire $2,500,000 license fee, thereafter, the revenues generated by the use and/or sub-licensing of the I|NOVA System by VentureTech 2000 to its clients will be shared on a ratio of 65% of all gross revenues to VentureTech 2000 and the remaining 35% to Veronex. Veronex has elected to treat this transaction as a non-revenue event until such time as there are actual revenues generated by VentureTech 2000 by the use and/or sub-licensing of the I|NOVA System and these revenues are received by Veronex.

As of February 28, 1998, the Company has commenced commercial sales and/or applications of the I|NOVA System. The Company has elected to defer the revenue from this first Strategic Alliance until such time as VentureTech 2000 begins to make payments on the license fee. Accordingly, the Company will not commence to amortize the deferred development costs until that time.

The Company has now signed several additional strategic alliances. The first revenues from strategic alliances were reported in the first quarter and signalled the commencement of commercial sales of the I|NOVA System.

The Company believes the I|NOVA SYSTEM, with its DataCentric Analyzer, has the unique ability to:

     (i) inventory and assess the complete business application system directly from the mainframe computer;
     (ii) standardize data definitions and source code within COBOL based legacy source code systems ;
     (iii) revitalize, by code reduction, COBOL based legacy source code systems;
     (iv) locate and repair Year 2000 problems in COBOL based legacy source code systems;
     (v)    test and verify the changes to the complete system; and/or
     (vi) re-engineer business applications without the need for programming or programmers.

The benefits of the I|NOVA System include (i) identification of the Y2k occurrences and correction thereof; (ii) analysis of the cost and time required for Y2k Problem correction and/or conversion; (iii) standardization and documentation of outdated legacy source code; (iv) revitalization (reduction) of existing source code with corresponding reduction of source code maintenance costs; (v) conversion and upgrade of legacy business application systems to the Rapid Application Development System; and (vi) reduction of time required to write new business application programs and systems.

The I|NOVA System AppManager is complementary to any computer operating system, and will operate on any platform including mainframe, mini and micro-computers. The DataCentric Analyzer is structured to permit analysis of most business program languages currently in use. Initially, the DataCentric Analyzer applies to the COBOL computer programming language, which is estimated to represent approximately eighty-five percent (85%) of the market.

The DataCentric Analyzer reads the source code of all programs used in a business application system, applying highly sophisticated algorithms to determine and capture all information related to a system's procedural flow, input/output functions, data definitions, screen displays and conditional logic. The DataCentric Analyzer then produces an "Application Map" that completely describes the procedural flows and databases used by the business application system. This feature allows the DataCentric Analyzer to interrogate all databases for storage areas containing date information (hence "DataCentric"). The DataCentric Analyzer then produces a Management Project Analysis Report.

The Management Project Analysis Report details the cost necessary to accomplish
(i) the repair of the source code in the same language; (ii) to repair and standardize the data definitions of the source code; (iii) to repair, standardize the data definitions and revitalize the source code; (iv) to rewrite the system in a similar language; (v) to rewrite the system in a fourth generation language (ie., Oracle); (vi) to convert the system to the I|NOVA Rapid Application Development System; or (vii) to write a new system using the I|NOVA Rapid Application Development System.

The Management Project Analysis Report allows business application system users the opportunity to create "what if" scenarios using criteria which applies to their specific application. The Management Project Analysis Report provides management with the information necessary to thoroughly evaluate the costs of repairing or replacing existing systems relative to the specific needs of their company.

The DataCentric Analyzer is capable of analyzing and identifying all occurrences where a selected element, such as "date", is used by the system being analyzed. The DataCentric Analyzer can identify all program instructions, including the line number locations, that use the selected element, such as "date". The DataCentric Analyzer's capabilities make it possible to pinpoint all of the source code instructions where specific element definitions, including synonyms or abbreviations, occur.

The DataCentric Analyzer can standardize a company's existing business application system's source code. Standardization of existing source code allows a business to reduce maintenance costs for existing systems and thereby achieve substantial cost savings each and every year subsequent to the standardization. Standardization simply means that a common term is used for specific source code definitions such as "date".

In addition, the DataCentric Analyzer can revitalize a company's existing business application system's source code by removing redundancies and reducing the amount of source code. Revitalization of existing source code also allows a business to reduce maintenance costs for existing systems. This revitalization of source code is a unique feature of the I|Nova System. Management believes this feature will be useful to all business systems even if a business's Y2k problem were repaired by another vendor. The reduced maintenance costs resulting from a substantial reduction in source code provides continuous cost savings for years to come.

In combination, the DataCentric Analyzer's standardization and revitalization features offer a complete re-engineering solution to a company's existing business application system. This re-engineering feature is often the only answer to solving certain problems in existing source code that cannot otherwise to saved due to obsolescence or other factors.

The I|NOVA Rapid Application Development System allows customers to design, create, document and implement "NoCode" application software solutions. The Rapid Application Development System offers users the opportunity to convert outdated legacy systems to current state-of-the-art technology. The I|NOVA Rapid Application Development System is a software product which has benefits and applications which are useful after the Y2k crisis passes.

Management anticipates that the Company will derive revenues from license fees, revenue sharing with strategic alliances and maintenance fees from the I|Nova System.

In summary, management believes that the I|Nova System has several distinct advantages for users. The I|Nova System provides (i) added value and a return on the investment required to repair the Y2k problem; (ii) updated business applications software technology; (iii) a return of control of the information system department to senior management; and, (iv) perhaps most importantly, substantial cost savings and more flexibility for the information system department by reducing program source code size and maintenance costs by up to 60%, by reducing the information system department size by up to 50%, and by reducing systems application development time by up to 50%. The cost savings expected to be provided by Veronex's technology should continue to provide a return on the investment necessary to fix the Y2k problem for years to come.

LIQUIDITY AND CAPITAL REQUIREMENTS
----------------------------------

Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex.

As of August 31, 1998 the Company had working capital of $2,501,000. Further, the Company anticipates that it will have adequate cash for all of its planned operations for the next twelve months.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this report, including statements of the Company and management's expectations, intentions, plans and beliefs, including those contained in or implied by "Managements Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidated Financial Statements, contain forward-looking statements relating to the expected capabilities of the company, as defined in Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks and uncertainties that are outside the Company's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of the Company; (ii) the products and services may not be marketed effectively by the Company; (iii) potential customers may find other products and services more suitable for the applications marketed by the Company; (iv) the future outcome of regulatory and litigation matters are not determinable; (v) the assumptions described in this report underlying such forward-looking statements as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are solely those of Veronex Technologies, Inc. and are subject to change without notice. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.

RESULTS OF THE THREE MONTHS ENDED AUGUST 31, 1998 COMPARED
----------------------------------------------------------
TO THE THREE MONTHS ENDED AUGUST 31, 1997
-----------------------------------------

Veronex reported a net loss of $1,066,000 ($0.15 per share) for the three months ended August 31, 1998 compared to a net loss of $59,000 ($0.01 per share) for the three months ended August 31, 1997, on revenues of $0.00 and 40,000, respectively.

Revenues of $40,000 for the three months ended August 31, 1997 were generated from licensing fees and support of the Company's software products while there were no such revenues in the three months ended August 31, 1998.

Changes to the various elements of the Statements of Operations were an increase of $492,000 in administration expenses as a result of the increase in operations in the software development business. A portion of administration expense incurred during the three months ended August 31, 1997 have been capitalized as software integration costs. Additionally, the Company incurred $488,000 of software marketing costs related to the sales efforts on the I|Nova System.

The Company expended $6,000 in 1998 as compared to only $2,000 in exploration expense on its California gold properties in 1997. The increase of $7,000 in depreciation expense resulted from the additional property and equipment acquired by the Company this past year.

RESULTS OF THE SIX MONTHS ENDED AUGUST 31, 1998 COMPARED
--------------------------------------------------------
TO THE SIX MONTHS ENDED AUGUST 31, 1997
---------------------------------------

Veronex reported net earnings of $183,000 ($0.03 per share) for the six months ended August 31, 1998 as compared to a net loss of $129,000 ($0.03 per share) for the six months ended August 31, 1997, on revenues of $2,083,000 and $40,000 respectively.

The increase in revenues is the result of the strategic license agreement with AGISS Corporation in the first quarter of fiscal 1998.

Changes to the various elements of the Statements of Operations were an increase of $1,002,000 in administration expenses as a result of the increase in operations in the software development business. A portion of administration expense incurred during the six months ended August 31, 1997 have been capitalized as software integration costs. Additionally, the Company incurred $727,000 of software marketing costs related to the sales efforts on the I|Nova System.

The Company expended $9,000 in 1998 as compared to a recovery of $3,000 in exploration expense on its California gold properties in the same period of 1997. The increase of $9,000 in depreciation expense resulted from the additional property and equipment acquired by the Company this past year.

YEAR 2000 CONSIDERATIONS
------------------------

Veronex is in the computer software business and the I|Nova System offers a Y2k solution which management believes to be the best Y2k solution available at this time. All of the Company's internally developed products have been designed and tested to be year 2000 compliant. The Company has established a formal program to address potential year 2000 compliance issues relating to its (i) internal operating systems, (ii) products, and (iii) distributors, resellers and vendors. The Company has completed an assessment of all of its internal operating systems which operate on personal computers and were just completely updated in 1997. The Company plans to update its internal operating systems again in 1998 or 1999 and anticipates that these systems will be year 2000 compliant. The cost of the Company's year 2000 compliance program has not had and is not expected to have a material adverse effect on the Company's results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's year 2000 compliance program is not successful or its distributors, resellers or vendors are unable to resolve their year 2000 compliance issues in a timely manner.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
---------------------------------------------

Inflation may affect the operations of Veronex by its effect on prices of goods and services. Veronex's current operations span two countries: Canada and the United States of America. The strength or weakness of the Canadian dollar versus the United States dollar could affect the long-term value and/or operations and planning of the Company.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         /s/ THOMAS J. PRICE
Date:  October 30, 1998              By: ___________________________
                                         Thomas J. Price, President


                                         /s/ PEGGY MARTIN
Date:  October 30, 1998              By: ___________________________
                                         Peggy Martin, Secretary